Filed Pursuant to Rule 433

Registration No. 333-134040

November 2, 2007

Become a Southwest Gas stockholder.

Invest in the Dividend Reinvestment and Stock Purchase Plan (the Plan) and join the growing number of customers who are also shareholders. Southwest Gas is fortunate to serve natural gas customers in what is considered the fastest-growing part of the country. Southwest Gas provides natural gas service to more than 1.8 million residential, commercial and industrial customers in most of Arizona and Nevada, and parts of northeastern and southeastern California.

It’s easy to join.

An initial $250 investment is all that’s needed for first-time participants in the Plan. First-time participants include Southwest Gas customers, shareholders, employees, and residents of Arizona, California and Nevada. Subsequent investments may be as little as $50 per purchase and up to $100,000 per year. Your investment will purchase shares of Southwest Gas common stock (“SWX”).

No commissions or service charges.

Your investment purchases new shares of common stock directly from Southwest Gas, so there are no brokerage commissions or service charges.

It’s automatic, too.

Purchase Southwest Gas common stock with automatic deductions from your checking or savings account without writing checks or mailing envelopes. Investing made simple and safe.

What’s new?

An Individual Retirement Account (IRA) with Southwest Gas is now available. You can establish a traditional IRA with a cash investment or through a rollover. Your IRA account will invest in Southwest Gas common stock.

How to enroll.

To learn more about the Plan, please complete this postage-paid card and return it to us. We’ll gladly send the information you request.

Southwest Gas

www.swgas.com

Yes, I would like to know more about:

☐	Dividend Reinvestment and Stock Purchase Plan

☐	Individual Retirement Account (IRA)

* * *

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer will arrange to send you the prospectus if you request by calling toll-free 1-800-331-1119.